UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W.R. Taylor & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Commerce Street, Suite 600
(No. and Street)

Montgomery	Alabama	36104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frances Jordan — (334) 395-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail	Montgomery	Alabama	36117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W.R. Taylor & Company, LLC

Statement of Financial Condition

December 31, 2012

Wolf & Taunton, P.C.

Certified Public Accountants

W.R. Taylor & Company, LLC

Statement of Financial Condition

December 31, 2012

Table of Contents

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

Independent Auditor's Report

To the Members
W.R. Taylor & Company, LLC
Montgomery, Alabama

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of W.R. Taylor & Company, LLC, (the Company) as of December 31, 2012, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.R. Taylor & Company, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

Montgomery, Alabama
February 19, 2013

W.R. Taylor & Company, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash and equivalents	$	85,007
Deposits with clearing organizations and others		14,956
Commissions, fees and reimbursements receivable		83,209
Prepaid expenses		8,462
Property and equipment at cost, less accumulated depreciation of $107,754		59,867
Other assets		4,670
	$	256,171

Liabilities and Members' Equity

Liabilities		
Payable to broker-dealers and clearing organizations	$	62
Accounts payable, accrued expenses and other liabilities		59,423
Deferred income		54,872
		114,357
Members' Equity		141,814
	$	256,171

See accompanying notes and independent auditor's report.

W.R. Taylor & Company, LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Nature of Business

W.R. Taylor & Company, LLC, (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an Alabama Limited Liability Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises serving as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and placement of tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States.

2. Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's statement of financial condition. The statement of financial condition and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the statement of financial condition.

Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform to U.S. generally accepted accounting principles (U.S. GAAP) and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

Deposits with Clearing Organizations and Others

Deposits with clearing organizations and others include cash deposits with Sterne, Agee & Leach, Inc.

Commissions, Fees and Reimbursements Receivable

Commissions, fees and reimbursements receivable are reported at the amount management expects to collect on balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

2. Significant Accounting Policies (continued)

Other Assets

Other assets consist of security deposits.

Income Taxes

Pro rata income from the L.L.C. is combined with the income and expenses of the members from other sources and reported in the members' individual Federal and State tax returns. The L.L.C. is not a taxpaying entity for purposes of federal and state income taxes, and thus, no income taxes have been recorded in the statements.

Subsequent Events

The Company has evaluated the effects of events or transactions through February 18, 2013. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

3. Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

(a) Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

3. Fair Value Disclosure (continued)

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2012 was not significant.

(b) Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash equivalents, deposits with clearing organizations and others, commissions, fees and reimbursements receivable, payable to broker-dealers and clearing organizations, accounts payable, accrued expenses and other liabilities.

4. Deposits with Clearing Organizations and Others

Deposits with clearing organizations and others include cash deposits of $14,956 being held under agreements for proprietary accounts of introducing brokers. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

5. Property and Equipment

Major additions for property and equipment are capitalized at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The components of property and equipment, at cost, are as follows as of December 31, 2012:

Furniture and fixtures	$ 89,937
Office equipment	21,109
Computer equipment	27,073
Leasehold improvements	29,502
	167,621
Less accumulated depreciation	107,754
	$ 59,867

6. Payable to Broker-Dealers and Clearing Organizations

Payable to broker-dealers and clearing organizations at December 31, 2012 consists of a $62 payable to the Company's clearing broker.

7. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors at December 31, 2012.

8. Profit Sharing Plan

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. Because the plan was determined to be top-heavy, the Company estimates it will have to make a $19,414 contribution for the year ended December 31, 2012.

9. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $61,711, which was $56,711 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 100.74%.

11. Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum payments under long-term operating leases, which expire in 2017, are as follows for the years ending December 31:

2013	$ 100,887
2014	95,870
2015	90,009
2016	87,827
2017	22,503
	$ 397,096

12. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying variable (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

13. Lawsuit Settlement

In 2011, the Company reached a lawsuit settlement with two parties resolving all outstanding litigation with the two parties. Under the terms of the settlement, the Company received $37,500 during 2012. Also, under the terms of the settlement, the Company received $157,393 during 2012 representing remarketing fees due to the Company, and was recorded as such. Finally, under the terms of the settlement, the Company will receive certain future amounts during 2013 and 2014 representing additional remarketing fees and settlement amounts due to the Company. The remaining amounts are being recognized as remarketing fee income as earned. The settlement includes a mutual agreement not to pursue additional litigation related to these matters.